Pacific Clean Water Technologies, Inc.
650 North Rose Drive #607
Plaentia, CA 92870

February 21, 2013

Craig Slivka
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549

Re:           Unseen Solar, Inc. (New Name:  Pacific Clean Water Technologies, Inc.)
Form 8-K
Filed November 15, 2012
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed April 10, 2012
File No. 000-54392

Dear Mr.  Slivka:

Please allow this to respond to your letter dated January 31, 2013

Form 8-K/A Filed January 18, 2013

General

1.
In addition to providing the interim financial statements for the period ended September 30, 2012, please provide the audited financial statements of Western Water Consultants, Inc. as of December 31, 2011 and December 31, 2010 as well as for each of the two years ended December 31, 2011 in the form 8k.

We have provided the audited Financial Statements of Western Water Consultants, Inc. as of December 31, 2011 and December 31, 2010 as well as for each of the two years ended December 31, 2011.

2.
In a similar manner to the Form 10-Q for the period ended October 31, 2012, please disclose that a 40-1 stock dividend was authorize on December 5, 2012 by Pacific Clean Water Technologies, Inc. and that all share amounts have been retroactively revised to reflect this dividend, if true.

We have disclosed the 40-1 stock dividend and disclosed that share amounts in the financial statements represent pre stock dividend amounts.

Description of Business, page 3.

3.
We partially reissue comment 3 of our letter dated December 12, 2012.  Please provide us with a hard copy of the reports citing the market and industry data you provide throughout the filing, marked with page references tracking your disclosures in the filing, rather than simply a web address.

Hard copies of the referenced reports have been provided marked with page references.

4.	Please clarify the nature of any contracts you have in place with customers and suppliers , if you do not have any such agreements please disclose this fact.

We have modified our disclosures to state that we do not currently have any contracts with suppliers or customers and that orders are placed on a “as needed basis.”

Strategy, page 4.

5.
We note your response to comment 6 of our letter dated December 12, 2012 and partially reissue the comment.  In particular, please disclose the estimated timeframe and costs associated with your expansion plans into India and China.  If you are not able to make these estimates at this point, please disclose this fact.

We have modified our disclosures to state that the company is examining options in emerging markets such as China and India.  Further, that the company currently has no set timeframe or estimation of costs relating to the expansion into these markets.

6.	Please explain the tax planning changes you intend to implement to maintain future profitability.

We have modified our disclosures to state that the company plans on paying its local, state and federal taxes in a timely fashion and that profitability will be subject to the company’s ability to execute on its business plan.

Summary Selected Consolidated Financial Data

Historical Financial Performance of Western, page 23

7.	Please also provide summary financial data as of September 30, 2012 and for the nine months ended September 30, 2012.

We have provided summary financial data as of September 30, 2012.

Management’s Discussion and Analysis, page 23

8.
We note your response to prior comment 17.  Please revise your disclosures to provide a more comprehensive explanation of the factors which led to material changes in each line item as well as quantify the impact of each factor  when multiple factors contribute to material changes.  For example, in your discussion of operating expenses, you disclose that the increase in operating expenses was due to an increase in selling, general and administrative expenses and certain depreciation and amortization expenses.  You should disclose which particular selling, general and administrative expenses increased, quantify the extent to which the amounts increased, as well as the business reasons for the increase.  Please also disclose and correspondingly quantify what led to changes in revenue amounts from period to period.  For example, you should explain if the changes were due to an increase in the volume of products or services sold, and increase in prices, or the introduction of new products and services.  Refer to item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

We have provided a more comprehensive explanation of the factors which have led to any material changes in each line item as well as to quantify the impact of each factor.  In summary, we have attempted to disclose that the the majority of the companies increased expenses have resulted in the hiring of two new full time employees as well as a fees for a consultant.    In addition, we have disclosed that the changes in revenue have mainly come through increasing sales to existing customers.

Exhibit 99.1(b)

Balance Sheets

9.	It appears that the column currently labeled as December 31, 2012 is actually the balance sheet as of December 31, 2011. Please revise as necessary.

We have corrected the December 31, 2011, column heading.

Notes to the Financial Statements

Note 6 – Line of Credit

10.
  We note your response to prior comment 23.  Please also disclose when the agreements will expire and the key covenants of each agreement.  Please also clearly disclose whether you were in compliance with the covenants of each agreement.

We have modified our disclosure to state the expiration dates of the agreements and that we are in compliance with the material terms of the agreements.

11.	Exhibit 99.2

12.
 We note your response to prior comment 25.  Please also address what consideration was given to providing an adjustment to your pro forma balance sheet pursuant to SAB Topic 4:B regarding your change from being taxed as a S Corp to a C Corp.  In regards to adjustment (c) to the pro forma statements of operations, please clearly disclose how you arrived at the adjustment amounts, including the income tax rate used and your basis for using this rate.

We have added the following to the notes of the financial statements:

Net Income before taxes was $99,928. We used this C Corp tax table to calculate the appropriate tax owed assuming no deferred tax assets or liabilities:

Taxable Income ($)		Tax Rate	Of amount over
Over	But not over
$0	$50,000	15%	$0
50,000	75,000	25% + $7,500	50,000
75,000	100,000	34% + 13,750	75,000
100,000	335,000	39% + 22,250	100,000
335,000	10,000,000	34% + 113,900	335,000
10,000,000	15,000,000	35% + 3,400,000	10,000,000
15,000,000	18,333,333	38% + 5,150,000	15,000,000
18,333,333	—	35%	0

We used the same method to calculate pro forma tax expense as of 9/30/12, but since this was a tax “benefit” due to the net loss recorded as of 9/30/12, it capped out, and could not go higher than, the tax expense recorded at 12/31/11.

Form 10-K/A for the year Ended January 31, 2012

General

13.
  We remind you that an amendment to the Form 10-K must include the complete text of the item being amended.  In this regard, please provide the complete text of item 8 of the Form 10-K, which would include the auditor’s report, financial statements, and notes to the financial statements, in an amendment to your Form 10-K.  Please also include currently dated certifications that refer to the Form 10-K/A.

We will file an amended our Form 10-K to include the complete text of Item 8, and included currently dated certifications.

Form 10-Q for the Period Ended October 31, 2012

Exhibit 31.1

14.	Please ensure that the certifications in future filings include the complete introductory sentence to paragraph 4. Refer to Item 601(b)(31) of Regulation S-K.

We will ensure that our future certifications will comply with Item 601(b)(31).

Should you have any comments or questions Please do not hesitate to contact the undersigned.

Pacific Clean Water Technologies, Inc.

/s/ Craig S. McMillan

Craig S. McMillan
Chief Executive Officer

ACKNOWLEDGEMENT

Pacific Clean Water Technologies, Inc., fka Unseen Solar, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pacific Clean Water Technologies, Inc.

/s/ Craig S. McMillan

Craig S. McMillan
Chief Executive Officer